Filed Pursuant to Rule 253(g)(2)

File No. 024-11105

FUNDRISE eREIT XIV, LLC

SUPPLEMENT NO. 5 DATED SEPTEMBER 23, 2020
TO THE OFFERING CIRCULAR DATED DECEMBER 6, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise eREIT XIV, LLC (the “Company”, “we”, “our” or “us”), dated December 6, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on December 6, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our name change;
•	Our change in investment strategy;
•	Status of the offering; and
•	Unaudited financial statements for the semiannual period ended June 30, 2020.

Name Change

Effective September 21, 2020, we have changed our name to “Fundrise eREIT XIV, LLC”.

Change in Investment Strategy

In accordance with its stated objectives, Fundrise eREIT XIV, LLC has determined to pursue a more balanced investment strategy. We will seek to originate, invest in and manage a diversified portfolio primarily consisting of investments in commercial and residential real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt), development projects, and other select real estate-related assets, where the underlying assets primarily consist of such properties. We define development projects to include a range of activities from major renovation and lease-up of existing buildings to ground up construction. With demand stoked by demographic trends and supply constrained by economic forces, our Manager believes that commercial and residential real estate properties have displayed strong performance and are expected to be well positioned to see continued low vacancies and healthy rent growth moving forward.  While we intend to invest primarily in commercial and residential real estate properties, development projects and commercial real estate loans, we may invest in other asset classes depending on the availability of suitable investment opportunities. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

Status of the Offering

We have offered, are offering, and may continue to offer up to $50.0 million in our common shares in any rolling twelve-month period (the “Offering(s)”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2020 and December 31, 2019, we had raised total gross offering proceeds of $30,000 and $15,000, respectively, from settled subscriptions (which includes $15,000 received in the private placements to our Sponsor and Fundrise, LP, an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 3,000 and 1,500, respectively, of our common shares. Assuming the settlement for all subscriptions received as of June 30, 2020, approximately $50.0 million of our previously qualified common shares remained available for sale (based on our current share price) to the public under our Offering.

INDEX TO UNAUDITED FINANCIAL STATEMENTS OF

Fundrise Income eREIT VI, LLC

Fundrise Income eREIT VI, LLC

Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2020 (unaudited)	As of December 31, 2019 (*)
ASSETS
Cash and cash equivalents	$8	$15
Other assets	1	-
Total Assets	$9	$15

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$1	$-
Due to related party	42	-
Total Liabilities	43	-

Commitments and Contingencies

Members’ Equity:
Common shares; unlimited shares authorized; 3,000 and 1,500 issued and outstanding as of June 30, 2020 and December 31, 2019, respectively	30	15
Retained Earnings (Accumulated deficit)	(64)	-
Total Members’ Equity	(34)	15
Total Liabilities and Members’ Equity	$9	$15

* Derived from audited financial statements

The accompanying notes are an integral part of these financial statements.

F-1

Fundrise Income eREIT VI, LLC

Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2020 (unaudited)	For the Period June 4, 2019 (Inception) through June 30, 2019 (unaudited)
Income (loss)
Other income	$-	$-
Total income (loss)	-	-

Expenses
General and administrative expenses	64	-
Total expenses	64	-

Net income (loss)	$(64)	$-

Net income (loss) per common share	$(24.77)	$-
Weighted average number of common shares outstanding	2,591	-

The accompanying notes are an integral part of these financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

F-2

Fundrise Income eREIT VI, LLC

Statements of Members’ Equity

For the Six Months Ended June 30, 2020 and the Period June 4, 2019 (Inception) through June 30, 2019 (unaudited)

(Amounts in thousands, except share data)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
December 31, 2019	1,500	$15	$-	$15
Proceeds from issuance of common shares	1,500	15	-	15
Redemptions of common shares	-	-	-	-
Net income (loss)	-	-	(64)	(64)
June 30, 2020	3,000	$30	$(64)	$(34)

	Common Shares		Retained Earnings (Accumulated	Total Members’
	Shares	Amount	deficit)	Equity
June 4, 2019 (Inception)	-	$-	$-	$-
June 30, 2019	-	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

F-3

Fundrise Income eREIT VI, LLC

Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2020 (unaudited)	For the Period June 4, 2019 (Inception) through June 30, 2019 (unaudited)
OPERATING ACTIVITIES:
Net income (loss)	$(64)	$-
Change in assets and liabilities:
Net (increase) decrease in other assets	(1)	-
Net increase (decrease) in accounts payable and accrued expenses	1	-
Net increase (decrease) in due to related party	42	-
Net cash provided by (used in) operating activities	(22)	-
INVESTING ACTIVITIES:
Net cash provided by (used in) investing activities	-	-
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	15	15
Net cash provided by (used in) financing activities	15	15

Net increase (decrease) in cash and cash equivalents	(7)	15
Cash and cash equivalents, beginning of period	15	-
Cash and cash equivalents, end of period	$8	$15

The accompanying notes are an integral part of these financial statements.

F-4

Fundrise Income eREIT VI, LLC

Notes to Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Income eREIT VI, LLC was formed on June 4, 2019, as a Delaware limited liability company and had not substantially commenced operations as of June 30, 2020. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Income eREIT VI, LLC except where the context otherwise requires.

The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate investments and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We intend to operate in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2020. As of June 30, 2020, we have not established an operating partnership or any taxable REIT subsidiary or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $50.0 million of the Company’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified its initial $50.0 million of common shares on December 4, 2019.

As of June 30, 2020 and December 31, 2019, the Company has net common shares outstanding of approximately 3,000 and 1,500, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of June 30, 2020 and December 31, 2019, the Sponsor owned 500 common shares. In addition, as of June 30, 2020 and December 31, 2019, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of 1,000 common shares at $10.00 per share in a private placement for an aggregate purchase price of $10,000. As of June 30, 2020 and December 31, 2019, the total amount of equity outstanding by the Company on a gross basis was approximately $30,000 and $15,000, respectively, and the total amount of settling subscriptions was $0 and $0, respectively. Both of these amounts were based on a $10.00 per share price.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company are prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting and the instructions to Form 1-SA and Rule 8-03(b) of Regulation S-X of the rules and regulations of the SEC. Accordingly, certain information and note disclosures normally included in the financial statements prepared under U.S. GAAP have been condensed or omitted.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2019 balance sheet and certain related disclosures are derived from the Company’s December 31, 2019 audited financial statements. These financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The financial statements as of June 30, 2020 and for the six months ended June 30, 2020 and the period June 4, 2019 (inception) through June 30, 2019, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

F-5

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to common members by the weighted-average common shares outstanding during the period.

Organizational and Offering Costs

Organizational and offering costs of the Company are initially being paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company anticipates that pursuant to the Company’s amended and restated operating agreement (the “Operating Agreement”), the Company will be obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager has decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

F-6

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both before and after the date that the Hurdle Rate is reached. The total amount payable to the Manager will be based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments will be made in monthly installments, but the aggregate monthly amount reimbursed can never exceed 0.50% of the aggregate gross offering proceeds from the Offering. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company will record a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Company reaches the Hurdle Rate. When the Company’s NAV exceeds the Hurdle Rate, it will book a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

As of June 30, 2020 and December 31, 2019, the Manager had incurred cumulative organizational and offering costs of approximately $119,000 and $70,000, respectively, on behalf of the Company. However, because the Hurdle Rate was not met as of June 30, 2020 or December 31, 2019, no costs were eligible to be reimbursed to the Manager.

As of June 30, 2020 and December 31, 2019, the Company did not directly incur any offering costs.

Settling Subscriptions

Settling subscriptions presented on the balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment quarterly or whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2020. The Company was not invested in equity method investees during the period June 4, 2019 (inception) through June 30, 2019.

F-7

The Company’s investment in an equity method investee is reflected within ‘Other assets’ on the balance sheets as of June 30, 2020.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

Through December 31, 2019, the Company’s redemption plan provided that, on a monthly basis, an investor had the opportunity to obtain liquidity monthly, following a minimum 60-day waiting period after submitting their redemption request. Effective as of January 1, 2020, we revised our redemption plan to implement quarterly instead of monthly redemption requests, and the elimination of the 60-day waiting period. Further, our current policy includes the provision for separate redemption rights in the case of death or “qualifying disability” that eliminates any penalty for redemption in such circumstances and permits the redemption of shares at 100% of the per share price of our common shares in effect at the time of the redemption request.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 shares or $50,000 worth of shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions are also subject to declining discounts on the redemption price over the course of the time the member has held the shares being redeemed.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit the amount redeemed in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the redemption date) is 1.25% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we intend to make a number of real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the number of common shares available for redemption in any given quarter, as these real estate assets are paid off or sold, but we do not generally intend to redeem more than 5.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our future status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on the Fundrise Platform to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Due to the uncertainty caused by the new strain of coronavirus (“COVID-19”), our Manager had previously determined to suspend the processing and payment of redemptions under our redemption plan effective March 31, 2020. Effective as of June 30, 2020, our Manager has determined to resume the processing and payment of redemptions under our redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such, commencing with the taxable year ending December 31, 2020. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its shareholders (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with US GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its shareholders. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying financial statements during the six months ended June 30, 2020 and the period June 4, 2019 (inception) through June 30, 2019. No gross deferred tax assets or liabilities have been recorded as of June 30, 2020 or December 31, 2019.

F-8

All tax periods since inception remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Interest income is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest income is recognized on real estate debt investments classified as held to maturity securities, and investments in joint ventures that are accounted for using the cost method if the terms of the equity investment includes terms that are akin to interest on a debt instrument.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB’) issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. In June 2020, in response to the adverse impact of the COVID-19 global pandemic, the FASB issued an update to defer the effective date of the standard to annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. We are currently assessing the impact of this update on the presentation of these financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. In November 2019, the FASB voted to delay the effective date of this standard by two years. The standard will now be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

In March 2020, the FASB issued Accounting Standards Update 2020-04 (“ASU 2020-04”), Reference Rate Reform (Topic 848) which provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships and other transactions that reference the London interbank offered rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform. The expedients and exceptions do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. We are currently in the process of evaluating the impact of the adoption of this standard on our financial statements.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

F-9

3.	Other Assets

The balance in other assets is as follows (amounts in thousands):

	As of June 30, 2020	As of December 31, 2019
Investment in National Lending, LLC	$1	$-
Total other assets	$1	$-

4.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager will be reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2020 and the period June 4, 2019 (inception) through June 30, 2019.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor, including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2020 and for the period June 4, 2019 (inception) through June 30, 2019, the Manager incurred approximately $35,000 and $0 of operational costs on our behalf, respectively. Of such amounts, approximately $35,000 and $0 were due and payable as of June 30, 2020 and December 31, 2019, respectively.

The Company will pay the Manager a quarterly asset management fee of one-fourth of 0.85%, which until September 30, 2020 will be based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our NAV at the end of each prior semi-annual period. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%.

The Manager has agreed, for a period from inception until June 30, 2020 (the “Fee Waiver Period”), to waive its asset management fee. Following the conclusion of the Fee Waiver Period, the Manager may, in its sole discretion, continue to waive its asset management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

Accordingly, during the six months ended June 30, 2020 and the period June 4, 2019 (inception) through June 30, 2019, we did not incur any asset management fees, and as of June 30, 2020 and December 31, 2019, no asset management fees were payable to the Manager.

F-10

The Company may be charged by the Manager a development management fee of 5.0% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the equity investment project or if there is no outside developer of the equity investment project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. As of June 30, 2020 and December 31, 2019, no development management fees have been incurred or paid to the Manager.

The Company will reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2020 and December 31, 2019, the Manager has not designated any asset as non-performing and no special servicing fees have been incurred or paid to the Manager.

The Company will reimburse our Manager for actual expenses incurred on our behalf in connection with the liquidation of equity investments in real estate and we will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. As of June 30, 2020 and December 31, 2019, no disposition fees have been incurred or paid to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2020 and the period June 4, 2019 (inception) through June 30, 2019, the Company did not make any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2020 and the period June 4, 2019 (inception) through June 30, 2019, fees of approximately $5,000 and $0, respectively, were paid to the Independent Representative as compensation for those services.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 1,000 shares as of June 30, 2020 and December 31, 2019. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp is a member of the Company and held 500 common shares as of June 30, 2020 and December 31, 2019.

For the six months ended June 30, 2020 and the period June 4, 2019 (inception) through to June 30, 2019, the Sponsor incurred approximately $11,000 and $0, respectively, of operational costs on our behalf. Approximately $7,000 and $0 of such costs were due and payable as of June 30, 2020 and December 31, 2019, respectively.

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Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC (“National Lending”), which is financed by each of the eREITs affiliated with our Sponsor. National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 20, 2020 the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. As of June 30, 2020 and December 31, 2019, the Company has contributed approximately $1,000 and $0 for a 0.002% and a 0% ownership in National Lending, respectively. Our investment in National Lending is reflected within ‘Other assets’ on the balance sheets.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREITs individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ offerings. All transactions between National Lending and the borrowers are reviewed by the Independent Manager. As of June 30, 2020 and December 31, 2019, we have not entered into any promissory notes with National Lending.

5.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

6.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of June 30, 2020 and December 31, 2019, approximately $119,000 and $70,000 of organizational and offering costs incurred by the Manager, respectively, may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

7.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through September 11, 2020 for potential recognition or disclosure.

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Offering

As of September 11, 2020, we had raised total gross offering proceeds of approximately $30,000 from settled subscriptions (including the $15,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 3,000 of our common shares.

Coronavirus Impact

As a result of the global outbreak of a new strain of coronavirus, COVID-19, economic uncertainties have arisen that continue to have an adverse impact on economic and market conditions. The global impact of the outbreak has been rapidly evolving, and the outbreak presents material uncertainty and risk with respect to the Company’s performance and financial results. The Company is unable to quantify the impact COVID-19 may have on its financial results on an ongoing basis.

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